Exhibit  20
                                                             NASDAQ SYMBOL: FSLA

     FIRST SENTINEL BANCORP, INC.
     1000 Woodbridge Center Drive, PO Box 5003, Woodbridge, New Jersey 07095
     Phone: (732) 726-9700        Internet: www.firstsentinelbancorp.com

     NEWS RELEASE
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     FOR IMMEDIATE RELEASE                    CONTACT:   Ann C. Clancy
     September 25, 2002                                 Investor Relations
                                                        Ph: (732) 726-9700 x5514
                                                        Fax: (732) 726-5541

                             FIRST SENTINEL BANCORP
                  CEO JOHN P. MULKERIN TO RETIRE AT END OF 2002

       WOODBRIDGE,  NJ - First Sentinel Bancorp,  Inc. (the "Company")  (NASDAQ:
       FSLA), announced today that John P. Mulkerin, President and Chief Executive Officer of First Sentinel Bancorp and its wholly-owned subsidiary, First Savings Bank (the "Bank"), has submitted notice of his retirement from both companies effective December 31, 2002. Mr. Mulkerin has stepped down from his position as President effective immediately, and will step down as Chief Executive Officer effective at year end. Mr. Mulkerin, 65, will remain a member of the Board of Directors of both the Company and the Bank. Mr. Mulkerin has served as President and Chief Executive Officer of First Sentinel since its organization in 1998. He has been an officer of the Bank since 1987, when he joined as Executive Vice President and General Counsel. He was appointed to his current position in 1996. Philip T. Ruegger, Jr., Chairman of the Board, commented on the announcement, "We are grateful for John's years of hard work and dedicated service to First Savings and First Sentinel. His efforts have helped to build this company into a $2.2 billion, full-service community bank serving the needs of Central New Jersey. We look forward to his continued contribution to the Board of Directors."

       Concurrently, the Board of Directors announced the appointment of Christopher Martin to succeed Mr. Mulkerin as President of both First Sentinel and First Savings effective immediately, and as Chief Executive Officer effective upon Mr. Mulkerin's retirement at the end of the year.

       Mr. Martin has served as Executive Vice President, Chief Operating and Financial Officer and Corporate Secretary and as a member of the Board of Directors of First Sentinel Bancorp since its incorporation in 1998. He has also served as the Executive Vice President of First Savings Bank since 1994, and as Chief Operating Officer and a director of the Bank since 1996. Mr. Martin has been with the Bank since 1984. Mr. Mulkerin stated "Mr. Martin has been a valuable member of our senior management team for over eighteen years. The Board and I are confident in Mr. Martin's ability to lead First Sentinel with continued success."



       The Company announced that it plans to release its third quarter's results on October 22, 2002.



       First Sentinel Bancorp, Inc, through its subsidiary, First Savings Bank, operates 23 retail banking offices in Middlesex, Monmouth, Mercer, Somerset and Union Counties.



       Statements contained in this news release that are not historical fact are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated due to a large number of factors. Factors that may cause a difference include, but are not limited to, changes in interest rates, economic conditions, deposit and loan growth, real estate values, loan loss provisions, competition, customer retention and changes in legislation and regulation. First Sentinel Bancorp assumes no obligation for updating any such forward-looking statements at any time.


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